Exhibit 12.1

EXTERRAN PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

(unaudited)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2013	2012	2011	2010		2009	2008
Income:
Income (loss) from continuing operations before income taxes	$52,664	$11,454	$6,971	$(22,653)		$15,325	$30,402
Add:
Interest on indebtedness, amortization of capitalized interest and amortization of capitalized debt expenses and discount	27,458	25,167	30,400	24,037		20,303	18,039
Estimated interest factor attributable to rents	554	957	1,383	1,366		1,064	811
Income as adjusted	$80,676	$37,578	$38,754	$2,750		$36,692	$49,252
Fixed charges:
Interest on indebtedness, amortization of capitalized expenses and discount and capitalized interest	$27,458	$25,167	$30,400	$24,037		$20,303	$18,039
Estimated interest factor attributable to rents	554	957	1,383	1,366		1,064	811
Total fixed charges	$28,012	$26,124	$31,783	$25,403		$21,367	$18,850
Ratio of earnings to fixed charges	2.88	1.44	1.22	—	(1)	1.72	2.61

(1)The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2010. Additional earnings of $22.7 million would have been needed to have a one-to-one ratio earnings to fixed charges.